Daqo New Energy Corp.

666 Longdu Avenue

Wanzhou, Chongqing 404000

The People’s Republic of China

+86 23 6486-6666

March 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz

Heather Percival

Re:	Daqo New Energy Corp.

Registration Statement on Form F-3 (File No. 333-223754)

Acceleration Request

Dear Mses. Ravitz and Percival:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Daqo New Energy Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 9:00 A.M., Eastern Time, on March 26, 2018, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

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Very truly yours,

Daqo New Energy Corp.

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Executive Officer